SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of September 1998


                        MINCO MINING & METALS CORPORATION
                 (Translation of registrant's name into English)


                        Suite 1200, 543 Granville Street
                           Vancouver, British Columbia
                                 Canada V6C 1X8
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                    Form 20-F |X|            Form 40-F |_|



     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes |_|                  No |X|




1.  Consolidated financial statements for the nine months ended
    September 30, 1998

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Minco Mining & Metals Corporation



Date: December 6, 2000              By:  /s/  Ken Cai
                                            Ken Cai, President and C.E.O.

NOTICE TO READER


We have compiled the consolidated balance sheet of Minco Mining & Metals Corporation as at September 30, 1998 and the consolidated statements of operations and deficit and changes in financial position for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.


Vancouver, Canada                                         "ELLIS FOSTER"
October 29, 1998                                          Chartered Accountants

MINCO MINING AND METALS CORPORATION


Consolidated Balance Sheet
September 30, 1998
(Unaudited - See Notice to Reader)



                                                                     1998              1997
                                                                     ----              ----
ASSETS

Current
  Cash and temporary investments                                  $  3,349,090     $  4,630,551
  Funds restricted for mineral exploration (Note2a)                     42,441          265,325
  Accounts receivable                                                   37,381           71,813
  Prepaid expenses and deposits                                        148,452           82,834
                                                                  ------------     ------------
                                                                     3,577,364        5,050,523

Mineral interests (Note 2)                                           2,386,317        1,703,654

Capital assets, net of accumulated
   amortization of $128,600                                            373,249          175,860
                                                                  ------------     ------------
                                                                  $  6,336,930     $  6,930,037
                                                                  ============     ============
LIABILITIES

Current
  Accounts payable and accrued liabilities                        $     96,488     $     92,175
                                                                  ------------     ------------
SHAREHOLDERS' EQUITY

Share capital (Note 3)                                               9,622,968        8,872,968

Deficit                                                             (3,382,526)      (2,035,106)
                                                                  ------------     ------------
                                                                     6,240,442        6,837,862
                                                                  ------------     ------------
                                                                  $  6,336,930     $  6,930,037
                                                                  ============     ============


Approved by the Directors:    "Peter Tsaparas"     "Robert Callander"
                              ----------------     ------------------
                              Peter Tsaparas       Robert Callander

MINCO MINING AND METALS CORPORATION

Consolidated Statement of Operations and Deficit
Nine Months Ended September 30, 1998
(Unaudited - See Notice to Reader)



                                                                     1998              1997
                                                                     ----              ----

Interest and sundry income                                       $    103,481      $    235,536
                                                                 ------------      ------------
Expenses
  Accounting and audit                                                 70,865            54,471
  Advertising                                                          11,776            14,632
  Amortization                                                         60,124            31,546
  Capital taxes                                                        15,015            20,612
  Computer costs                                                            -             1,903
  Conference                                                            5,409            42,269
  Entertainment                                                        19,777            45,884
  Investor relations - consulting                                      87,097           110,883
  Legal                                                                50,456            51,249
  Listing, filing and transfer agents                                  46,422            35,361
  Management fees                                                      72,336            66,446
  Office and miscellaneous                                             39,888            70,670
  Printing                                                             28,812            75,142
  Promotion and government relations                                   66,940           100,162
  Property investigation                                               67,087            51,707
  Rent                                                                108,430           127,158
  Salaries and benefits                                                72,600           152,264
  Telephone                                                            44,377            58,402
  Travel and transportation                                            44,632            64,795
  Foreign exchange gain                                                (1,498)           (3,489)
                                                                 ------------      ------------
                                                                      910,545         1,172,067
                                                                 ------------      ------------
Operating loss                                                       (807,064)         (936,531)

Minority interest                                                           -               545
                                                                 ------------      ------------
Net loss for the period                                              (807,064)         (935,986)

Deficit, beginning of period                                       (2,575,462)       (1,099,120)
                                                                 ------------      ------------
Deficit, end of period                                           $ (3,382,526)     $ (2,035,106)
                                                                 ============      ============
Loss per share                                                   $      (0.05)     $      (0.06)
                                                                 ============      ============


MINCO MINING AND METALS CORPORATION

Consolidated Statement of Changes in Financial Position
Nine Months Ended September 30, 1998
(Unaudited - See Notice to Reader)


                                                                      1998              1997
                                                                      ----              ----

Cash provided by (used for) operating activities
  Net loss for the period                                        $   (807,064)     $   (935,986)
  Items not involving cash
  - amortization                                                       60,124            31,546
  - minority interest's share of loss                                       -              (545)
                                                                 ------------      ------------
                                                                     (746,940)         (904,985)
  Net change in non-cash working capital                             (168,276)         (193,829)
                                                                 ------------      ------------
                                                                     (915,216)       (1,098,814)
                                                                 ------------      ------------
Cash provided by financing activities
  Shares issued for cash, net of issuance costs                       750,000           158,000
  Shares issued for finder's fee                                            -            52,500
                                                                 ------------      ------------
                                                                      750,000           210,500
                                                                 ------------      ------------
Cash provided by (used for) investing activities
  Acquisition of capital assets                                      (222,044)         (128,089)
  Mineral interests acquisition costs                                       -          (100,976)
  Acquisition of minority shareholder's
    interest in Temco                                                       -          (175,000)
  Deferred exploration costs                                         (573,409)       (1,182,046)
  Decrease in funds restricted
    for mineral exploration                                            22,888           272,175
                                                                 ------------      ------------
                                                                     (772,565)       (1,313,936)
                                                                 ------------      ------------
Decrease in cash position                                            (937,781)       (2,202,250)

Cash position, beginning of period                                  4,286,871         6,832,801
                                                                 ------------      ------------
Cash position, end of period                                     $  3,349,090      $  4,630,551
                                                                 ============      ============


MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
September 30, 1998
(Unaudited - See Notice to Reader)

1.   Consolidation

     These consolidation financial statements include the accounts of Minco Mining & Metals Corporation ("Minco") and its wholly-owned British Virgin Island subsidiary, Triple Eight Mineral Corporation ("Temco"). All material inter-company balances have been eliminated.

2.    Mineral Interests


                                                       1998                             1997
                                  -----------------------------------------------   -------------
                                                        Deferred
                                    Acquisition       Exploration        Total           Total
                                       Costs             Costs           Costs           Costs
                                                       (Schedule)
      -------------------------------------------------------------------------------------------
      Emperor's Delight                $    100        $   89,216     $   89,316      $  189,471
      Lengkou                                 -           396,118        396,118         128,502
      Crystal Valley                        100                 -            100             100
      Stone Lake                            100                 -            100             100
      Changba Lijiagou
      Lead-Zinc Deposit                     100           134,703        134,803          35,560
      White-Silver Mountain                   -           244,676        244,676               -
      Chapuzi and
      Xifanping Gold Deposits                 -           410,962        410,962         373,439
      Heavenly Mountains                      -           654,779        654,779         577,976
      Savoyardinskii                    104,446           250,526        354,972         235,458
      Inner Mongolia                          -            10,456         10,456               -
      Sundry                                  -            90,035         90,035         163,048
      -------------------------------------------------------------------------------------------
                                       $104,846        $2,281,471     $2,386,317      $1,703,654
      ===========================================================================================


     (a) The Emperor's Delight and Lengkou properties are located in Hebei Province, China. Pursuant to the Joint Venture Agreement, the Company can earn a 55% interest in the properties by spending US$4.4 million over a five-year period. The funds restricted for mineral explorations, as shown in the financial statements, are funds restricted for this joint venture.

     (b) The Crystal Valley and Stone Lake properties are located in Hebei Province, China. These projects are subject to the approval of the appropriate Chinese government authorities.

MINCO MINING & METALS CORPORATION

Notes to Consolidated  Financial  Statements
September 30, 1998 (Unaudited - See Notice to Reader)


2.     Mineral Interests   (continued)

     (c) The Company acquired its rights to the Changba-Lijiagou Lead Zinc Project located in Gansu Province, China through the "Cooperation Agreement Regarding the Development of the Changba Lijiagou Lead Zinc Deposit" between the Company and Baiyin Non Ferrous Metals Corporation ("BNMC") signed on November 17, 1997. The Company can earn a 75% interest in the deposits of Deep Changba, Lijiagou and the Joint Area by taking the project through development, to produce 3,500 tonnes of ore per day. Besides the deposits, BNMC is also contributing the existing 3,500 tonnes per day on site concentrator and all related infrastructure.

     (d) The Company acquired its rights to the White Silver Mountain project located in Gansu Province, China through the "Cooporation Agreement for Mineral Exploration and Development" between the Company and Baiyin Non Ferrous Metals Corporation ("BNMC") signed on November 17, 1997. The project includes exploration ground in or around a number of past and presently producing properties in the Baiyin Ore Field located close to the city of Baiyin, Gansu Province, China. The Company will earn an 80% interest in the entire property by paying for exploration work and taking any one discovery to the pre-feasibility stage.

     (e) The Chapuzi and Xifanping Gold Deposits are located in Sichuan Province, China. The Company has entered into a cooperative joint venture agreement with the Sichuan Bureau of the Ministry of Geology and Mineral Resources on the Chapuzi property.

          Pursuant to an agreement, the Company shall have the right to earn a 51% interest by spending $5 million on exploration and development in the Chapuzi Gold Deposit. The Company may earn a 75% interest by placing the project into production.

          Initial due diligence studies on the Xifanping project are being performed. The Company has an exclusive right to negotiate and enter into a joint venture contract on the Xifanping property, subject to the approval of the appropriate Chinese government authorities.

     (f) The Heavenly Mountains properties are located in Xinjiang Province, China. The Company has an exclusive right to negotiate and enter into a joint venture contract with the Xinjiang Bureau of the Ministry of Geology and Mineral Resources and to invest in certain mineral properties located in Xinjiang Uygur Autonomous Region in China.

MINCO MINING & METALS CORPORATION

Notes to Consolidated  Financial  Statements
September 30, 1998 (Unaudited - See Notice to Reader)


2. Mineral interests (continued)

     (g) The Company has acquired an 80% interest in a gold/antimony property located in the Savoyardinskii area in Karakuldzinskii Region, Osh Oblast, Kyrgyz Republic. The mineral exploration licence pertaining to this property is held by the joint venture partners which own the remaining 20% interest of the property. The licence is valid until December 31, 1999 and is renewable.

          A finder's fee comprising US$35,000 and 35,000 common shares of the Company was paid and issued in connection with the acquisition of this property interest. Following direct expenditures of US$1,000,000 on the property, another finder's fee of 75,000 shares of the Company is payable; following aggregate expenditures of US$2,000,000 on the property, an additional finder's fee of 75,000 common shares of the Company is payable.

     (h) The Inner Mongolia property is located in Inner Mongolia Autonomous Region, China. Pursuant to the Cooperative Joint Venture Agreement, the Company can earn a 75% interest in the property by spending RMB18 million over a four-year period.

3. Share Capital

     (a)  Authorized: 100,000,000 common shares without par value

     (b)  Issued:



                                                                            Shares          Amount
                                                                          ----------      ----------

           Balance, September 30, 1996                                    15,200,123      $8,739,468

           Additional share issuance cost pursuant to an
            Exchange Offering Prospectus                                           -         (79,000)

           Issued pursuant to exercise of options at $1.00 per share           2,000           2,000
                                                                          ----------      ----------
           Balance, December 31, 1996                                     15,202,123       8,662,468

           Issued pursuant to exercise of warrants at $1.20 per share        125,000         150,000

           Issued pursuant to exercise of options at $1.00 per share           8,000           8,000

           Issued for finder's fee at $1.50 per share                         35,000          52,500
                                                                          ----------      ----------
           Balance, September 30, 1997 and December 31, 1997              15,370,123       8,872,968

           Issued pursuant to a private placement                            375,000         750,000
                                                                          ----------      ----------
           Balance, September 30, 1998                                    15,745,123      $9,622,968
                                                                          ==========      ==========


MINCO MINING & METALS CORPORATION

Notes to Consolidated  Financial  Statements
September 30, 1998 (Unaudited - See Notice to Reader)


3. Share Capital   (continued)

     (c) 4,211,689 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

     (d)  Stock options outstanding at September 30, 1998:

           Number of Shares    Exercise Price              Expiry Date
           ----------------    --------------              ------------

              826,100             $1.41                    March 5, 2006

              215,500             $1.41                    June 20, 2007

               97,300             $1.41                    October 8, 2006

               97,300             $1.41                    March 6, 2007

               75,000             $1.50                    April 24, 2000
            ---------
            1,311,200
            =========

     (e)  Warrants outstanding at September 30, 1998:

           Number of Shares     Exercise Price               Expiry Date
           ----------------     --------------               ------------

              1,600,000             $2.00                    December 31, 1998

                125,000             $2.00                    July 9, 1999

                125,000             $3.00                    July 9, 1999

                125,000             $3.45                    July 9, 2000
              ---------
              1,975,000
              =========

4.   Related Party Transactions

     (a)  The  following  expenses  were  accrued  or paid to  senior  officers, directors  or  corporations  controlled  by certain  directors  of the
          Company:
                                                        1998             1997
                                                        ----             ----
           Management fees and salaries              $ 89,124         $ 79,000
           Property investigation                      24,434           16,526
           Investor relations - consulting                  -            2,760
           Deferred exploration costs                  73,206           78,544
           Rent                                        12,000                -
                                                     $198,764         $176,830

     (b) Account payable of $51,632 (1997 - $49,458) is due to a corporation controlled by a director of the Company.

MINCO MINING & METALS CORPORATION

Notes to Consolidated  Financial  Statements
September 30, 1998 (Unaudited - See Notice to Reader)


5.   Comparative Figures

     Certain 1997 comparative figures have been reclassified to conform with the financial statement presentation adopted for 1998.

MINCO MINING & METALS CORPORATION

Consolidated Schedule of Deferred Exploration Costs
Nine Months Ended September 30, 1998
(Unaudited - See Notice to Reader)


                                                                White
                               Emperor's                        Silver            Heavenly                     Inner
                                Delight   Lengkou   Changba   Mountains  Chapuzi  Mountains  Savoyardinskii   Mongolia     Sundry
----------------------------------------------------------------------------------------------------------------------------------

Balance, beginning of period   $89,216   $364,811  $ 82,596    $ 3,700   $376,002 $621,367       $170,370     $    -      $    -
Amortization                         -          -         -          -          -        -              -          -           -
Assaying                             -          -         -          -          -        -            361        348           -
Drilling and trenching               -          -         -          -          -        -              -          -           -
Engineering                          -      2,307    24,519        503          -        -              -          -           -
Equipment                            -        540         -          -          -        -              -          -           -
Field office administration          -      6,929         -      2,056          -        -          3,472          -           -
Field office rent                    -          -         -          -          -        -              -          -           -
Field office supplies                -          -         -     24,542          -        -              -          -           -
Geochemical sampling                 -          -         -          -          -   14,156         11,102          -           -
Geological mapping                   -          -         -          -      8,519        -          7,401          -           -
Geological consulting                -          -     3,650     88,747      7,078   10,120         21,940      3,214      90,035
Geological translation               -          -     6,961          -        525    1,179            316          -           -
Geophysics                           -          -         -          -          -        -         18,503          -           -
Labour                               -      9,067         -          -          -        -              -          -           -
Legal                                -          -         -      9,864          -        -              -          -           -
Miscellaneous                        -          -     2,592      5,415     14,829    2,279          6,480          -           -
Project management                   -      2,093     6,779     35,613          -        -          4,200          -           -
Remote sensing                       -          -         -          -          -        -              -          -           -
Reporting and licence                -          -         -          -          -        -              -          -           -
Travel and transportation            -     10,371     7,606     74,236      4,009    5,678          6,381      6,894           -
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of period         $89,216   $396,118  $134,703   $244,676   $410,962 $654,779       $250,526    $10,456     $90,035
=================================================================================================================================


                        MINCO MINING & METALS CORPORATION

                   Quarterly Report Supplementary Information

                               September 30, 1998

SCHEDULE B:


1.   a) Deferred costs - see attached financial statements

     b) Related party transactions - see attached financial statements

2.   a) Securities issued during the period - 375,000

     b) Options granted during the period - Nil

3.   a) Authorized share capital  - 100,000,000
        Issued share capital - 15,745,123

     b) Options and warrants outstanding  - see attached financial statements

     c) Number of shares held in escrow - 4,211,689

     d) Directors:
        Ken Cai
        Robert Callander
        Wayne Spilsbury
        Peter Tsaparas
        Hans J. Wick

                      Schedule "C" : Management Discussion
                        Minco Mining & Metals Corporation
                    For the period ending September 30, 1998


Project Activity

For this reporting period, project activity has been focused on exploration of the White Silver Mountain polymetallic project. In addition to an amount of $240,976 spent on White Silver Mountain project as to the end of September, a complete set diamond drill rig has been purchased at a cost of $240,835 and shipped to china for White Silver Mountain project in August,1998.

Surface mapping programs are well underway as planned for the White Silver Mountain project, the preparatory underground development for diamond drilling is completed as at the end of the 3rd quarter. Data has been compiled, reinterpreted and evaluated for with encouraging results.

Company geologists are confident that substantial resources can be built around three intersections in joint venture space below the Xiaotieshan deposit. Pending a successful Phase I program, budgeted at $750 000, from a recent private placement by Teck Corporation, the Company plans to drill a further 7,500 metres in a Phase II program to test the continuity of the deposits along strike to the east and west. If the initial program is successful, Teck may exercise its back-in rights to acquire a majority interest in and to become the operator of the project, thereby assuming all costs of the Phase II and subsequent work, leaving Minco with a 24% carried interest to production.

All known deposits on the property were discovered by systematic drilling of gossans. However, the mineralization recently intersected by BNMC below the Xiaotieshan Mine has no obvious surface expression. This fact, together with new field observations on aspects of the host volcanic stratigraphy, suggest that the belt has potential to host major mineral reserves. These observations are now being further investigated in the field by Teck and Company geologists, with the aim of defining new target areas which will be followed-up with geophysical surveys and/or surface diamond drilling programs.

The Company's short term aims for this project are to define at least 10 million tones of additional base and precious metals reserves below Xiaotieshan and to generate new target areas in the belt. The medium term objectives are to generate cash flow by placing reserves, to be defined from current drill programs, into production as quickly as possible and furthermore, to build a large reserve base from other prospective zones within the 100 square kilometer license area. Management believes that new reserves can be developed in a cost effective and timely manner by using BNMC's extensive milling and smelting capacity in the area.

Due to the favorable regulatory policy changes of the central government regarding mineral exploration and development activities carried by foreign companies, more local operators with better quality mineral projects are now seeking foreign partners, it is the management's intention to pursue a more active new property investigation activity in this year, so far the company has already evaluated a few good precious metal projects and more are to be reviewed during the next period.

Financial Activity

As to Sept 30, 1998, the Company spent a total of $573,409. on its properties in China and Kyrghyzstan. In addition, a complete set of diamond drill rig has been purchased and shipped to china for white silver mountain project at a total cost of $240,835 during August,1998.

Overall administrative expenses decreased to $910,545 in the first nine months of 1998 from $1172,067 for the comparable period of 1997. This 22% decrease is a result of lower printing cost, employee salaries, conference, promotion and investor relation, travel and transportation, which were partially offset by increases in property investigations, , and listing and filing fees mostly associated with the listing on the Toronto Stock Exchange and registration with the Securities and Exchange Commission.

The closure of the Toronto office in November of 1997 was mainly responsible for the 1/3 decline in rent, telephone and salaries and benefits categories to $225,075 for the first nine months of 1998 from $337,824 for the same period of 1997.

General office cost, conference, legal, advertising, investor relations-consulting, promotion, travel, transportation and entertainment costs overall declined significantly to $354,787 from $575,686 for the same period last year.

Property investigation costs increased from $51,707 for the first nine months of 1997 to $67,087 for the same period of 1998, reflecting the company's increased new property investigation activities in china.

The listing, filing and transfer agents, accounting and audit cost increased from $89,832 for the first 3 quarters of 1997 to $117,287 for the same period of 1998. This increase is largely due to the preparation of the annual general meeting, the listing on the Toronto Stock Exchange as well as 20F registration with the Securities and Exchange Commission.

During the period, total management fees slightly increased from $66,446 of 1997 to $72,336 for the comparable period of 1998. In addition, the company incurred expenses of $198,764 to its Chairman, President and Chief Executive Officer and Vice President of Exploration or to corporations controlled by them, compared to the expenses of $176,830 for the same period last year. This increase is mainly due to a lump-sum of $24,000 has been paid out to the company's Vice President of Exploration as severance payment for his departure in September, 1998.

Interest and investment income for the period amounted to $103,481 compared with $235,536 for the first nine months of 1997. This change reflects a drop in the value of the company's temporary investment portfolio.

Miscellaneous Items

During the 3rd quarter, the Company announced the closing of the private placement transaction previously announced in June,1998. By this transaction, Teck corporation purchased 375,000 shares in Minco at $2.00 per share. Proceeds of this transaction, $750,000 will be used to fund exploration programs on the Company's polymetallic White Silver Mountain project in Gansu, China. The shares issued to Teck are subject to a statutory hold period expiring on June 9th, 1999. The private placement includes three sets of share purchase warrants; 125,000 shares exercisable at $2.00 per share, 125,000 shares exercisable within one year at $3.00 per share and 125,000 shares exercisable within two years at $3.45 per share. The warrants priced at $3.00 per share must be exercised in order for Teck to maintain its option on the White Silver Mountain project.

Pursuant to a letter of agreement dated June 11th, Cominco Limited, can exercise further back-in rights at any time up to the pre-feasibility stage by repaying Teck and Minco one and a half times total project expenditures to that point and by funding its pro rata share of feasibility and development costs. If Cominco exercises this right, the ownership distribution on the project will be Cominco 20%, Teck 41%, Baiyin Non Ferrous Metals 20% with Minco retaining a 19% carried interest in the project.